January 18, 2011

Mr. Jeff Bailey, CEO
Tengasco, Inc.
10215 Technology Drive, Suite 301
Knoxville, TN  37932

Dear Mr. Bailey:

This letter has been amended from the original dated January 29, 2010 to include language specifically requested by the Securities and Exchange Commission.

At your request, LaRoche Petroleum Consultants, Ltd. (LPC) has estimated the proved reserves and future cash flow, as of December 31, 2009, to the Tengasco, Inc. (Tengasco) interest in certain properties located in Kansas and Tennessee.  This report was prepared to provide Tengasco with Securities and Exchange Commission (SEC) compliant reserve estimates.  It is our understanding that the properties evaluated by LPC comprise 100 percent (100%) of Tengasco’s proved reserves.  We believe that the assumptions, data, methods, and procedures used in preparing this report, as set out below, are appropriate for the purpose of this report.  This report has been prepared using constant prices and costs and conforms to our understanding of the SEC guidelines and applicable accounting rules.  The work in this report was completed as of January 29, 2010.

Summarized below are LPC’s estimates of net reserves and future net cash flow.  Future net revenue is prior to deducting estimated production and ad valorem taxes.  Future net cash flow is after deducting these taxes, operating expenses, and future capital expenditures but before consideration of federal income taxes.  The discounted cash flow values included in this report are intended to represent the time value of money and should not be construed to represent an estimate of fair market value.  We estimate the net reserves and future net cash flow to the Tengasco interest, as of December 31, 2009, to be:

	Net Reserves		Future Net Cash Flow ($)
Category	Oil (Barrels)	Gas (Mcf)	Total	Present Worth at 10%
Proved Developed
Producing	1,340,390	115,869	$ 26,970,105	$ 15,698,494
Non-Producing	238,363	0	$ 9,333,602	$ 5,184,949
Proved Undeveloped	694,431	0	$ 18,951,307	$ 7,303,340

Total Proved(1)	2,273,184	115,869	$ 55,255,014	$ 28,186,783

(1) The total proved values above may or may not match those values on the total proved summary page that follows this letter due to rounding by the economics program.

The oil reserves include crude oil and condensate.  Oil reserves are expressed in barrels, which are equivalent to 42 United States gallons. Gas reserves are expressed in thousands of standard cubic feet (Mcf) at the contract temperature and pressure bases.

The estimated reserves and future cash flow shown in this report are for proved developed producing reserves and, for certain properties, proved developed non-producing and proved undeveloped reserves.  This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

Estimates of reserves were prepared using standard geological and engineering methods generally accepted by the petroleum industry.  The reserves in this report have been estimated using deterministic methods.  The method or combination of methods utilized in the evaluation of each reservoir included consideration of the stage of development of the reservoir, quality and completeness of basic data, and production history.  Recovery from various reservoirs and leases was estimated after consideration of the type of energy inherent in the reservoirs, the structural positions of the properties, and reservoir and well performance.  In some instances, comparisons were made to similar properties where more complete data were available.  We have used all methods and procedures that we considered necessary under the circumstances to prepare this report.  We have excluded from our consideration all matters to which the controlling interpretation may be legal or accounting rather than engineering or geoscience.

The estimated reserves and future cash flow amounts in this report are related to hydrocarbon prices.  Historical prices through December 2009 were used in the preparation of this report as required by SEC guidelines; however, actual future prices may vary significantly from the SEC prices.  In addition, future changes in environmental and administrative regulations may significantly affect the ability of Tengasco to produce oil and gas at the projected levels.  Therefore, volumes of reserves actually recovered and amounts of cash flow actually received may differ significantly from the estimated quantities presented in this report.

Benchmark prices used in this report are based on the twelve-month unweighted arithmetic average of the first day of the month price for the period January through December 2009.  Gas prices used in this report are referenced to a Henry Hub price of $3.87 per MMBtu, as posted by Platts Gas Daily, adjusted for energy content, transportation fees, and regional price differentials.  Oil and NGL prices used in this report are referenced to a West Texas Intermediate (WTI) crude oil price of $57.65 per barrel, as posted by Plains All American Pipeline, L.P., adjusted for gravity, crude quality, transportation fees, and regional price differentials.  These reference prices are held constant in accordance with SEC guidelines. The weighted average prices after adjustments over the life of the properties are $53.81 per barrel for oil and $4.61 per Mcf for gas.

Lease and well operating expenses are based on data obtained from Tengasco. Expenses for the properties operated by Tengasco include allocated overhead costs, direct lease and field level costs as well as compression costs and marketing expenses.  Wells operated by others include all direct expenses as well as general, administrative, and overhead costs allowed under the specific joint operating agreements.  Lease and well operating costs are held constant in accordance with SEC guidelines.

Capital costs and timing of all investments have been provided by Tengasco and are included as required for workovers, new development wells, and production equipment.  Tengasco has represented to us that they have the ability and intent to implement their capital expenditure program as scheduled.  These costs are also held constant.

LPC made no investigation of possible gas volume and value imbalances that may have been the result of overdelivery or underdelivery to the Tengasco interest.  Our projections are based on the Tengasco interest receiving its net revenue interest share of estimated future gross oil and gas production.

Technical information necessary for the preparation of the reserve estimates herein was furnished by Tengasco or was obtained from state regulatory agencies and commercially available data sources.  No special tests were obtained to assist in the preparation of this report.  For the purpose of this report, the individual well test and production data as reported by the above sources were accepted as represented together with all other factual data presented by Tengasco including the extent and character of the interest evaluated.

An on-site inspection of the properties has not been performed nor has the mechanical operation or condition of the wells and their related facilities been examined by LPC.  Tengasco’s estimates of the cost to plug and abandon the wells net of salvage value are included at the end of the economic life of the well.  In addition, the costs associated with the continued operation of uneconomic properties are not reflected in the cash flows.

The evaluation of potential environmental liability from the operation and abandonment of the properties is beyond the scope of this report.  In addition, no evaluation was made to determine the degree of operator compliance with current environmental rules, regulations, and reporting requirements.  Therefore, no estimate of the potential economic liability, if any, from environmental concerns is included in the projections presented herein.

The reserves included in this report are estimates only and should not be construed as exact quantities.  They may or may not be recovered; if recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts.  These estimates should be accepted with the understanding that future development, production history, changes in regulations, product prices, and operating expenses would probably cause us to make revisions in subsequent evaluations.  A portion of these reserves are for behind-pipe zones, undeveloped locations, and producing wells that lack sufficient production history to utilize performance-related reserve estimates.  Therefore, these reserves are based on estimates of reservoir volumes and recovery efficiencies along with analogies to similar production.  These reserve estimates are subject to a greater degree of uncertainty than those based on substantial production and pressure data.  It may be necessary to revise these estimates up or down in the future as additional performance data become available.  As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geological data; therefore, our conclusions represent informed professional judgments only, not statements of fact.

The results of our third party study were prepared in accordance with the disclosure requirements set forth in the SEC regulations and intended for public disclosure as an exhibit in filings made with the SEC by Tengasco.

Tengasco makes periodic filings on Form 10-K with the SEC under the 1934 Exchange Act.  Furthermore, Tengasco has certain registration statements filed with the SEC under the 1933 Securities Act into which any subsequently filed Form 10-K is incorporated by reference.  We have consented to the incorporation by reference in the registration statements on Form S-1, Form S-3 and Form S-8 of Tengasco of the references to our name as well as to the references to our third party report for Tengasco which appears in the December 31, 2009 annual report on Form 10-K and/or 10-K/A of Tengasco.  Our written consent for such use is included as a separate exhibit to the filings made with the SEC by Tengasco.

We have provided Tengasco with a digital version of the original signed copy of this report letter.  In the event there are any differences between the digital version included in filings made by Tengasco and the original signed report letter, the original signed report letter shall control and supersede the digital version.

The technical persons responsible for preparing the reserve estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers.  The technical person primarily responsible for overseeing the preparation of reserves estimates herein is Stephen W. Daniel.  Mr. Daniel is a Professional Engineer licensed in the State of Texas who has forty years of engineering experience in the oil and gas industry.  Mr. Daniel earned a Bachelor of Science degree in Petroleum Engineering from the University of Texas at Austin and has prepared reserves estimates for his employers throughout his career.  He has prepared and overseen preparation of reports for public filings for LPC for the past ten years. LPC is an independent firm of petroleum engineers, geologists, and geophysicists and are not employed on a contingent basis.  Data pertinent to this report are maintained on file in our office.

Very truly yours,

LaRoche Petroleum Consultants, Ltd.
State of Texas Registration Number F-1360

By: s/Stephen W. Daniel
Licensed Professional Engineer
State of Texas No. 58581